Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-186494) and related Prospectus of TransDigm Group Incorporated for the registration of up to $550,000,000 aggregate principal amount of its 5.50% Senior Subordinated Notes due 2020 and to the incorporation by reference therein of our reports dated November 16, 2012, with respect to the consolidated financial statements and schedule of TransDigm Group Incorporated, and the effectiveness of internal control over financial reporting of TransDigm Group Incorporated, included in its Annual Report (Form 10-K) for the year ended September 30, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 21, 2013